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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2016

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dewey Electronics Corporation
Full Name of Registrant

Former Name if Applicable

27 Muller Road
Address of Principal Executive Office (Street and Number)

Oakland, New Jersey 07436
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

  The Dewey Electronics Corporation (the “Company”) is completing the preparation of its financial statements for the year ended June 30, 2016 and the Annual Report on Form 10-K. Additional time is required in order for the Company to finalize pending tax-related work impacting the financial statements. The Annual Report on Form 10-K for the year ended June 30, 2016 will be filed within the extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Donna Medica	(201)	337-4700
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the Company expects to report revenues of approximately $5.8 million, operating income and net income for the year ended June 30, 2016 as compared to revenues of $6.6 million, an operating loss and a net loss for the fiscal year ended June 30, 2015.  The decrease in revenues during the year ended June 30, 2016 compared to the prior year period is primarily attributable to a decrease in sales of the Company’s power products (generators) partially offset by an increase in sales of its non-power products (rod meters and pumps). The foregoing results of operations are estimates and are subject to the audited financial statements to be filed as part of the Company’s Annual Report on Form 10-K for the year ended June 30, 2016.
Cautionary Statement Regarding Forward-Looking Information
This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, relating to the Company’s expected financial results and financial statements. The Company intends forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates,” “plans,” or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause the Company’s actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that additional information may arise during the course of the Company’s review of pending tax-related work that would further delay the filing of the Company’s Form 10-K and other factors as may periodically be described in the Company’s filings with the SEC.

Dewey Electronics Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2016		By:	/s/Donna Medica
Name:Donna Medica
Title:Controller